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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              TYLAN GENERAL, INC.
                           (NAME OF SUBJECT COMPANY)

                             MILLIPORE CORPORATION
                                      AND
                            MCTG ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
            (INCLUDING THE ASSOCIATED SERIES A JUNIOR PARTICIPATING
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                  902 169 101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DAVID B. WALEK, ESQUIRE
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                (617) 951-7000
                (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
    AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                           CALCULATION OF FILING FEE

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  Transaction valuation: $125,975,856*            Amount of filing fee: $25,200
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*  For purposes of calculating fee only. This amount assumes the purchase of
   7,873,491 outstanding shares of Common Stock (including the associated
   Series A Junior Participating Preferred Stock Purchase Rights) of Tylan General, Inc. at $16.00 in cash per share. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                       Millipore Corporation and
Amount Previously Paid: $25,200          Filing Party: MCTG Acquisition Corp.
                        ----------------               -------------------------


Form or Registration No.: Schedule 14D-1   Date Filed: December 20, 1996
                          --------------               ------------------------


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                                 INTRODUCTION

  This Amendment No. 2 to Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996 (the "Schedule 14D-1") relating to a tender offer by MCTG Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Millipore Corporation, a Massachusetts corporation ("Parent"), to purchase all outstanding shares of common stock, $.001 par value per share (the "Common Stock"), together with the associated Series A Junior Participating Preferred Stock Purchase Rights (together with the Common Stock, the "Shares"), of Tylan General, Inc. (the "Company"), at $16.00 per Share, net in cash to the seller, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer"), copies of which were filed as exhibits to the
Schedule 14D-1.

  This is the final amendment to the Schedule 14D-1 required by General Instruction D to such Schedule. The tender offer terminated at 12:00 midnight, New York City time, on Tuesday, January 21, 1997. A total of approximately 8,145,000 Shares were properly tendered and not withdrawn as of the termination of the tender offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase.*
    (a)(2)  Letter of Transmittal.*
    (a)(3)  Notice of Guaranteed Delivery.*
    (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.*
    (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees to their Clients.*
    (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.*
    (a)(7)  Newspaper advertisement dated December 20, 1996.*
    (a)(8)  Press Release dated December 16, 1996.*
    (a)(9)  Amendment to Offer to Purchase.+
    (a)(10) Press Release dated January 22, 1997.
    (b)     None.
    (c)(1) Agreement and Plan of Merger, dated as of December 16, 1996, among the Company, Parent and Purchaser.*
    (c)(2)  Voting and Securities Purchase Agreement, dated as of December 16,
            1996, by and among certain Securityholders (as defined therein) of the Company, Parent and the Purchaser.*
    (c)(3)  Letter Agreement, dated December 16, 1996, between Parent and David
            J. Ferran.*
    (c)(4)  Letter Agreement, dated August 29, 1996, between the Company and
            Parent, and amendment thereto dated October 25, 1996.*
    (c)(5)  Amendment, dated as of January 15, 1997, to Agreement and Plan of
            Merger among the Company, Parent and Purchaser.+
    (d)     None.
    (e)     Not applicable.
    (f)     None.

*  Previously filed with the Commission on December 20, 1996.
+  Previously filed with the Commission on January 17, 1997.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                          Millipore Corporation

                                          By /s/ Geoffrey Nunes
                                             ------------------


                                          MCTG Acquisition Corp.

                                          By /s/ Geoffrey Nunes
                                             ------------------
January 24, 1997

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

                                 EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION                                                   PAGE
 ----------- -----------                                                   ----
   (a)(1)    Offer to Purchase .........................................   *
   (a)(2)    Letter of Transmittal .....................................   *
   (a)(3)    Notice of Guaranteed Delivery .............................   *
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust           *
             Companies and Other Nominees ..............................
   (a)(5)    Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees to their Clients .............   *
   (a)(6)    Guidelines for Certification of Taxpayer Identification       *
             Number on Substitute Form W-9 .............................
   (a)(7)    Newspaper advertisement dated December 20, 1996 ...........   *
   (a)(8)    Press Release dated December 16, 1996 .....................   *
   (a)(9)    Amendment to Offer to Purchase.............................   +
   (a)(10)   Press Release dated January 22, 1997.......................   5
   (b)       None ......................................................   *
   (c)(1)    Agreement and Plan of Merger, dated as of December 16,
             1996, among the Company, Parent and Purchaser .............   *
   (c)(2)    Voting and Securities Purchase Agreement, dated as of
             December 16, 1996, by and among certain Securityholders (as defined therein) of the Company, Parent and the Purchaser
             ...........................................................   *
   (c)(3)    Letter Agreement, dated December 16, 1996, between Parent     *
             and David J. Ferran .......................................
   (c)(4)    Letter Agreement, dated August 29, 1996, between the
             Company and Parent, and amendment thereto dated October 25,
             1996 ......................................................   *
   (c)(5)    Amendment, dated as of January 15, 1997, to Agreement and
             Plan of Merger among the Company, Parent and Purchaser.....   +
   (d)       None ......................................................   *
   (e)       Not applicable ............................................   *
   (f)       None ......................................................   *

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* Previously filed with the Commission on December 20, 1996.
+ Previously filed with the Commission on January 17, 1997.

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